November 22, 2024

David Chuang
Principal Executive Officer
FST Corp.
No. 3, Gongye 1st Rd., Minxiong Township
Chiayi County 621018, Taiwan

David Chuang
Principal Executive Officer
Femco Steel Technology Co., Ltd.
No. 3, Gongye 1st Rd., Minxiong Township
Chiayi County 621018, Taiwan

       Re: FST Corp.
           Amendment No. 4 to
           Registration Statement on Form F-4
           Filed November 14, 2024
           File No. 333-280879
Dear David Chuang and David Chuang:

     We have reviewed your amended registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 7, 2024 letter.

Amendment No. 4 to Registration Statement on Form F-4
Part II
Information Not Required in Prospectus
Item 21. Exhibits and Financial Statements Schedules, page II-1

1.     Please file your remaining exhibits with your next amendment.
 November 22, 2024
Page 2

        Please contact Eiko Yaoita Pyles at 202-551-3587 or Ernest Greene at 202-551-3733
if you have questions regarding comments on the financial statements and related matters. Please contact Jenny O'Shanick at 202-551-8005 or Asia Timmons-Pierce at 202-
551-3754 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of
Manufacturing
cc:   Gary J. Ross
      Francis Chang